Exhibit 99.2

[Investor Presentation, February 2014]

Exhibit 99.2

 James Bowzer, President and CEO February 2014 Derek Aylesworth, Chief Financial Officer Brian Ector, Vice President, Investor Relations A preliminary short form prospectus containing important information relating to the securities of Baytex Energy Corp. (the "Company") described in this presentation has not yet been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the preliminary short form prospectus is required to be delivered to any investor that received this presentation and expressed an interest in acquiring the securities. There will not be any sale or any acceptance of an offer to buy the securities of the Company until a receipt for the final short form prospectus has been issued. This presentation does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, the final short form prospectus and any amendment for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. The Company has filed a registration statement (including a prospectus) with the SEC in respect of the offering to which this communication relates but it has not yet become effective. The Subscription Receipts may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the offering. Strategic Acquisition of Aurora Oil & Gas

Advisory The information contained in this presentation does not purport to be all-inclusive or to contain all information that prospective investors may require. Prospective investors are encouraged to conduct their own analysis and reviews of the Company and of the information contained in this presentation. Without limitation, prospective investors should read the entire prospectus and consider the advice of their financial, legal, accounting, tax and other advisors and such other factors they consider appropriate in investigating and analyzing the Company. An investor should rely only on the information contained in the prospectus (which includes this presentation) and is not entitled to rely on parts of the information contained in the prospectus to the exclusion of others. The Company has not, and the underwriters have not, authorized anyone to provide investors with additional or different information. If anyone provides an investor with additional or different or inconsistent information the investor should not rely on it. Forward-Looking Statements In the interest of providing shareholders and potential investors with information regarding Baytex and Aurora, including management's assessment of future plans and operations, certain statements made by the presenter and contained in these presentation materials (collectively, this "presentation") are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement. Specifically, this presentation contains forward-looking statements relating to, but not limited to: our plans to increase the dividend on our common shares upon completion of the acquisition described herein (the “Acquisition”); the anticipated benefits from the Acquisition, including our beliefs that the Acquisition will be an excellent fit with our business model and will provide shareholders with exposure to a low-risk, repeatable, high-return asset with leading capital efficiencies; our beliefs that the Aurora assets have infrastructure in place to provide low risk annual production growth, and that such assets will provide material production, long-term growth and high quality reserves with upside potential; our expectations regarding the effect of well downspacing, improving completion techniques and new development targets on the reserves potential of the assets; anticipated effect of the Acquisition on us, including in respect of reserves, production and funds from operations; forecasted production and production mix following completion of the Acquisition; our pro forma production, reserves, funds from operations, operating netbacks, liquidity, bank debt, working capital and debt to funds from operations following completion of the Acquisition; Aurora's estimated production ; accretive operating and financial metrics and the strategic rationale for the Acquisition; drilling plans; expectations regarding the Acquisition and the offering of subscription receipts (“Equity Offering”), including anticipated timing of mailing of the scheme booklet to Aurora shareholders, timing of completion of the Acquisition and the Equity Offering, and approvals required for the Acquisition and Equity Offering; and the terms of the subscription receipts. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate. In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of funds from operations and capital expenditures and our prevailing financial circumstances at the time. Although Baytex believes that the expectations and assumptions upon which the forward looking statements are based and reasonable, undue reliance should not be placed on the forward looking statements because Baytex can give no assurance that they will prove to be correct. These forward-looking statements are based on certain key assumptions regarding, among other things: the receipt of regulatory, shareholder and other approvals for the Acquisition; our ability to execute and realize on the anticipated benefits of the Acquisition; timing of closing and receipt of regulatory approvals for the Equity Financing; petroleum and natural gas prices and pricing differentials between light, medium and heavy gravity crude oil; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties and the acquired assets in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of our production and reserves volumes and Aurora's production and reserve volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects. Readers are cautioned that such assumptions, although considered reasonable by us at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the Acquisition may not be completed on the terms contemplated or at all; failure to realize the anticipated benefits of the Acquisition; closing of the Equity Offering and/or the Acquisition could be delayed or not completed if we are not able to obtain the necessary stock exchange, shareholder and regulatory approvals or any other approvals required for completion or, unless waived, some other condition to closing is not satisfied; declines in oil and natural gas prices; risks related to the accessibility, availability, proximity and capacity of gathering, processing and pipeline systems; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; uncertainties in the credit markets may restrict the availability of credit or increase the cost of borrowing; refinancing risk for existing debt and debt service costs; access to external sources of capital; third party credit risk; a downgrade of our credit ratings; risks associated with the exploitation of our properties and our ability to acquire reserves; increases in operating costs; changes in government regulations that affect the oil and gas industry; changes to royalty or mineral/severance tax regimes; risks relating to hydraulic fracturing; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating petroleum and natural gas reserves; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with properties operated by third parties; risks associated with delays in business operations; risks associated with the marketing of our petroleum and natural gas production; risks associated with large projects or expansion of our activities; risks related to heavy oil projects; expansion of our operations; the failure to realize anticipated benefits of acquisitions and dispositions or to manage growth; changes in environmental, health and safety regulations; the implementation of strategies for reducing greenhouse gases; competition in the oil and gas industry for, among other things, acquisitions of reserves, undeveloped lands, skilled personnel and drilling and related equipment; the activities of our operating entities and their key personnel and information systems; depletion of our reserves; risks associated with securing and maintaining title to our properties; seasonal weather patterns; our permitted investments; access to technological advances; changes in the demand for oil and natural gas products; involvement in legal, regulatory and tax proceedings; the failure of third parties to comply with confidentiality agreements; risks associated with the ownership of our securities, including the discretionary nature of dividend payments and changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond our control. These risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2012, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission and in the preliminary prospectus, the final prospectus, and any amendments. The above summary of assumptions and risks related to forward looking information in this presentation has been provided in order to provide potential investors with a more complete perspective of our and Aurora’s current and our future operations if the Acquisition is completed and as such information may be not appropriate for other purposes. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law. Oil and Gas All of the reserves information contained in this investor presentation have been calculated and reported using assumptions and methodology guidelines outlined in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook, National Instrument 51-101 (“NI 51-101)” and the reserve definitions contained in the Canadian Securities Administrators Staff Notice 51-324. The SEC definitions of proved, probable and possible reserves are different than NI 51-101; therefore, proved, probable and possible reserves disclosed herein may not be comparable to United States standards. References herein to initial test production rates, 30-day IP rates and other short-term production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating aggregate production for us or the acquired assets. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, we caution that the test results should be considered to be preliminary. The term "boe" means a barrel of oil equivalent on the basis of 6 Mcf of natural gas to 1 Bbl of oil. Boe's may be misleading, particularly if used in isolation. A boe conversation ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6 Mcf: 1Bbl, utilizing a conversion ratio at 6 Mcf: 1 Bbl may be misleading as an indication of value. Advisory (Cont.)

Financial Measures This presentation refers to funds from operations, which does not have any standardized meaning prescribed by generally accepted accounting principles in Canada ("GAAP"). We define funds from operations as cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments. However, funds from operations should not be construed as an alternative to traditional performance measures determined in accordance with GAAP, such as cash flow from operating activities and net income. Please refer to our most recent management's discussion and analysis of financial condition and results of operations for a reconciliation of funds from operations to cash flow from operating activities. Total monetary debt is not a measurement based on GAAP in Canada. We define total monetary debt as the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as unrealized gains or losses on financial derivatives)), the principal amount of long-term debt and long-term bank loans. Baytex believes that this measure assists in providing a more complete understanding of its cash liabilities. Operating netback is not a measurement based on GAAP in Canada, but is a financial term commonly used in the oil and gas industry. Operating netback is equal to product sales price less royalties, production and operating expenses and transportation expenses divided by barrels of oil equivalent sales volume for the applicable period. Baytex's determination of operating netback may not be comparable with the calculation of similar measures by other entities. We believe that this measure assists in characterizing our ability to generate cash margin on a unit of production basis. Advisory (Cont.)

5 Baytex has entered into an agreement to acquire Aurora Oil & Gas Aurora is listed on the Toronto and Australia Stock Exchanges (TSX: AET, ASX: AUT) Acquisition to be completed by way of a Scheme of Arrangement under Australian law Cash offer price of AU$4.10 per share Total transaction value of C$2.6 billion, including assumed debt of C$744 million Acquisition expected to close in May 2014 Financed in part by a C$1.3 - C$1.5 billion bought-deal equity offering 9% increase in Baytex’s monthly dividend to C$0.24 per share Conditional on completion of the Acquisition Strategic Acquisition of Aurora Oil & Gas

6 Strategic Rationale Exposure to World Class Oil Resource Play Diversifies asset base into the core of the liquids-rich Eagle Ford, one of the premier oil resource plays in the U.S. On closing of the acquisition, Baytex’s three key oil resource plays – the Peace River Oil Sands, Lloydminster heavy oil, and the Eagle Ford – will represent three of the highest rate of return projects in North America Attractive Acquisition Metrics Per-Share Accretion Metrics Increased Scale and Diversity of Production Total gross production upon closing is forecast to be 85,000 boe/d (53% heavy oil, 34% light oil & liquids, 13% natural gas) Increased exposure to Henry Hub and Gulf Coast crude oil markets with established transportation systems A portion of Aurora’s oil production receives premium Louisiana Light Sweet (“LLS”) based pricing Reserves and reserve accretion based on Baytex reserves as at December 31, 2012 prepared by Sproule Associates Limited and Baytex’s internal estimate of Aurora reserves as at December 31, 2013, and prepared by a non-independent qualified reserve evaluator in accordance with National Instrument 51-101 and the Canadian Oil and Gas Evaluation Handbook. Based on gross reserves. Production and production accretion (boe/d per thousand shares) based on: (i) Aurora’s 2014 estimated gross production of 30,500 boe/d; (ii) Baytex’s 2014 estimated gross production of 61,000 boe/d; and (iii) Baytex’s weighted average common shares outstanding for 2014 of 127 million (before giving effect to the equity financing) and 162 million (after giving effect to the equity financing and prior to the over-allotment option). Funds from operations accretion based on commodity prices of US$90/bbl for oil, US$4.00/Mcf for natural gas and US$27/bbl for NGLs. Baytex estimate based on expected 2014 gross production of 61,000 boe/d. Pro forma estimate based on 2014 gross production of 88,000 to 90,000 boe/d and as adjusted for the $1.3 billion equity offering, estimated transaction costs, and incremental interest expense associated with the anticipated debt required to close. Proved Reserves +37% (1) Proved plus Probable Reserves +23% (1) 2014E Production +18% (2) 2014E Funds from Operations +17% (3) C$24.15 per proved reserves (1) C$15.46 per proved plus probable reserves (1) C$84,500 per boe/d of 2014E Production (2)

7 Aurora Acquisition Metrics AUD CAD Aurora Share Price (CAD/AUD = $0.9744) $4.10 $4.00 Shares Outstanding (fully diluted) 458.6 Market Capitalization ($ millions) $1,832 Net Debt ($ millions) $744 Enterprise Value ($ millions) $2,576 Gross Reserves (MMboe) Proved (1) 106.7 Proved + Probable (1) 166.6 Production (boe/d) 2014E Production (2) 30,500 Acquisition Metrics Proved Reserves ($/boe) $24.15 Proved + Probable Reserves ($/boe) $15.46 2014E Production ($/boe/d) $84,500 Notes (1) Aurora reserves based on Baytex internal estimates of Aurora reserves as at December 31, 2013 prepared by a non-independent qualified reserves evaluator in accordance with National Instrument 51-101 and the Canadian Oil and Gas Evaluation Handbook. Reserves are stated on a gross basis, prior to deductions for royalties. (2) Aurora 2014 estimated gross production. Q4/2013 gross production averaged 24,678 boe/d.

8 Baytex 2014E Pro Forma Production and FFO Baytex Pro Forma Production (Mboe/d) 61 88-90 Funds from Operations (C$ billions) $0.7 $1.0-$1.1 Average Shares Outstanding (millions) 127 162 FFO per Share (C$ undiluted) $5.50 $6.45 FFO Accretion 17% Operating Netback (C$/boe) $35.60 $37.90 % Change in Operating Netback 6.5% Notes This pro forma analysis provides an indication of what the combined company would look like had both the transaction and C$1.3B equity offering been completed on January 1, 2014. Funds from operations accretion based on commodity prices of US$90/bbl for oil, US$4.00/Mcf for natural gas and US$27/bbl for NGLs. Baytex estimate based on expected 2014 gross production of 61,000 boe/d. Pro forma estimate based on 2014 gross production of 88,000 to 90,000 boe/d and as adjusted for the C$1.3 billion equity offering, estimated transaction costs, and incremental interest expense associated with the anticipated debt required to close. Pricing Assumptions WTI US$90/bbl WCS US$70/bbl (20% differential) NGLS US$27/bbl Henry Hub US$4.00/Mcf USD/CAD $0.9000

9 Baytex Pro Forma Liquidity ($B) Equity Issue Size (1) Coupon Principal Due C$1.3B C$1.5B (2) Long Term Notes: Baytex Series B Debentures (US$) 6.750% Feb-2021 $0.2 $0.2 Baytex Series C Debentures (C$) 6.625% Jul-2022 $0.3 $0.3 Aurora Debentures (US$) 9.875% Feb-2017 $0.4 $0.4 Aurora Debentures (US$) 7.500% Apr-2020 $0.3 $0.3 $1.2 $1.2 Term Loan (C$) $0.2 $0.2 Bank Debt and Working Capital (C$) $0.6 $0.4 Total Monetary Debt (C$) $2.0 $1.8 Debt to Funds from Operations (3) 1.9x 1.7x Total Credit Facility (C$) $1.0 $1.0 % Unutilized 40% 60% Exchange rate (USD/CAD) = $0.90 Assumes full exercise of over-allotment option. Debt to Funds from Operations based on projected total monetary debt on closing of the Acquisition. Funds from operations based on commodity prices of US$90/bbl for oil, US$4.00/Mcf for natural gas and US$27/bbl for NGLs. Pro forma estimate based on 2014 gross production of 88,000 to 90,000 boe/d and as adjusted for the C$1.3 billion equity offering, estimated transaction costs, and incremental interest expense associated with the anticipated debt required to close.

10 Pro Forma Production and Reserves (1) Baytex Stand-Alone Baytex Pro Forma Aurora Production (2014E) = 61 mboe/d Proved + Probable Reserves (YE 2012) = 292 MMboe Combined Production (2014E) = 88-90 mboe/d Total Proved + Probable Reserves = 458 MMboe (1) Baytex pro forma reserves reflect Baytex reserves as at year-end 2012; Aurora reserves based on Baytex internal estimates, prepared by a non-independent qualified reserve evaluator as at December 31, 2013 in accordance with NI 51-101 and the Canadian Oil and Gas Evaluation Handbook.

BAYTEX
ENERGY CORP.

Key Attributes of Aurora

- Material Production and High Quality Reserve Base

- Substantial inventory of potential well locations to support future production growth
- Reserve upside exists through additional horizons in the Austin Chalk and Upper Eagle Ford formations, downspacing and improving completion techniques

- Attractive Individual Well Economics

- History of IRRs ≥100% with an undiscounted payout of 1-2 years (1)
- Capital efficiencies < US$10,000 per boe/d (based on 30-day IP rates) (2)
- 30-day IP rates of 800-1,000 boe/d (2)

- Established Infrastructure and Acreage Held by Production

- Extensive Infrastructure is in place across the acreage position, including centralized processing facilities, disposal wells, and infield gathering systems
- Approximately 97% of the acreage position is held by production

- Attractive Operating Costs and Premium Pricing

- Operating costs averaged US$5.68/boe in Q3/2013
- Proximal to Henry Hub and Gulf Coast crude oil markets
- Established transportation systems for both crude oil and natural gas result in strong realized pricing; a portion of the oil benefits from premium LLS based pricing

(1) IRR is a rate of return measure used to compare the profitability of an investment and represents the discount rate at which the net present value of costs equals the net present value of the benefits. The higher a project's IRR, the more desirable the project. IRR as presented above is based on individual well economics and excludes acreage acquisition costs.

(2) 30-day IP rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery.

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12 Increasing Development Performance and Recovery A subsidiary of Marathon Oil Corporation is the operator of the majority of Aurora’s Eagle Ford position Continuous improvements in drilling completion design have increased 30-day IP rates by approximately 45% since Q4/2011 with 180-day cumulative recovery increasing 34% over the same time period Drilling times have decreased by 50% since Q4/2011 resulting in reduced completed well costs Key Attributes of Aurora (continued) 45% Improvement Source: Marathon Oil investor presentation, December 11, 2013. The information presented is based on Marathon’s operated Eagle Ford acreage, not just the properties in which Aurora holds an interest, and therefore may not be representative of Aurora’s Eagle Ford position. ~ 50% Improvement Production (30-day IP) Cumulative Recovery (boe) Drilling Efficiency (Spud to TD – days)

13 Eagle Ford Acreage Position Baytex is acquiring 22,200 net contiguous acres in the prolific Sugarkane Field located in south Texas in the core of the liquids-rich Eagle Ford shale. The acquisition provides exposure to low-risk, repeatable, high-return assets with leading capital efficiencies. The Sugarkane Field has been largely delineated with full infrastructure in place which is expected to facilitate low-risk annual production growth.

Aurora’s acreage is amongst top operators including COP, MRO, EOG and MUR 14 Source: Drillinginfo, Scotiabank. EUR = expected ultimate recovery. Acreage Position Amongst Top Operators Eagle Ford Acreage – Sweet Spot of a World-Class Play Eagle Ford Sweet Spot EUR Map EURs exceed 500,000 barrels of oil across most of the acreage Source: Drillinginfo, Scotiabank

Current Development 80,200 highly contiguous gross acres (22,200 net acres) in the most prolific area of the Eagle Ford Lower Eagle Ford originally developed at 80-acre spacing; current development is now 60-acre spacing (volatile oil) and 40-acre spacing (condensate gas) Aurora has budgeted 49 – 53 net wells in 2014 Future Potential Currently piloting 30-acre spacing (volatile oil) Upper Eagle Ford and Austin Chalk being actively delineated by industry in the core of the play Aurora drilled 4 Austin Chalk test wells in 2013: 430-680 boe/d (30-day IP rates) Eagle Ford – Opportunity Summary 15 Eagle Ford Type Log

Attractive Well Economics


AUSTIN CHALK
UPPER EAGLE FORD
LOWER EAGLE FORD

Condensate	
Completed Well Cost	US$7.3M
Production (30-day IP)	900-1,000 boe/d
% Liquids	72%
Capital Efficiency (1)	US$8,000 per boe/d
IRR (before tax) (2)	>100%

Volatile Oil	
Completed Well Cost	US$7.8M
Production (30-day IP)	800-1,000 boe/d
% Liquids	89%
Capital Efficiency (1)	US$8,700 per boe/d
IRR (before tax) (2)	~ 100%

(1) Excludes acreage costs.

(2) IRR is a rate of return measure used to compare the profitability of an investment and represents the discount rate at which the net present value of costs equals the net present value of the benefits. The higher a project's IRR, the more desirable the project. IRR as presented above is based on individual well economics and excludes acreage acquisition costs.

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BAYTEX ENERGY CORP.

Baytex Pro Forma – Three Key Oil Resource Plays

> 80% of Baytex's pro forma production comes from three oil plays

Single Well Economics (excluding acreage acquisition costs) (1)					
	Eagle Ford		Peace River Heavy Oil	Lloydminster Heavy Oil	
	Condensate	Volatile Oil	Multi-Laterals	Verticals	Horizontals
Completed Well Cost	US$7.3M	US$7.8M	C$2.6M – C$3.4M	C$450,000	C$950,000
Production (30-day IP – boe/d)	900-1,000	800-1,000	300-700	30-50	70-80
% Liquids	72%	89%	100%	100%	100%
Capital Efficiency ($/boe/d)	US$8,000	US$8,700	< C$10,000	C$11,250	C$12,700
IRR (before tax) (1)	> 100%	~ 100%	> 100%	> 100%	~ 100%
Payout (before tax)	~ 1 year	~ 2 years	~ 6 months	~ 1 year	~ 1 year

(1) All wells shown as 100% working interest

(2) IRR is a rate of return measure used to compare the profitability of an investment and represents the discount rate at which the net present value of costs equals the net present value of the benefits. The higher a project's IRR, the more desirable the project. IRR as presented above is based on individual well economics and excludes acreage acquisition costs.

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18 Baytex is acquiring premier acreage in the core of the Eagle Ford – one of the leading shale oil plays in the U.S. The assets to be acquired are an excellent fit with our business model and positions Baytex in another world-class oil resource play Provides Baytex shareholders with exposure to a low-risk, repeatable, high-return asset with leading capital efficiencies Provides not only exposure to light oil, but also to Henry Hub and Gulf Coast crude oil markets with established transportation systems The transaction is highly accretive on a per share basis to reserves, production, and funds from operations Funds from Operations accretion on a per share basis = 17% (1) Maintains strong balance sheet with significant undrawn credit facilities Baytex remains committed to a growth and income model Baytex has committed to a 9% increase in the monthly dividend – to C$0.24 per share, subject to the completion of the acquisition Conclusion Funds from operations accretion based on commodity prices of US$90/bbl for oil, US$4.00/Mcf for natural gas and US$27/bbl for NGLs. Baytex estimate based on expected 2014 gross production of 61,000 boe/d. Pro forma estimate based on 2014 gross production of 88,000 to 90,000 boe/d and as adjusted for the $1.3 billion equity offering, estimated transaction costs, and incremental interest expense associated with the anticipated debt required to close.

Scheme of Arrangement Summary Key Dates (1) February 6 Day 1 Implementation Agreement executed March 6 Day 29 Scheme of Arrangement documents drafted and finalised March 28 Day 51 First Court hearing April 3 Day 57 Dispatch Explanatory Statement containing materials relevant to shareholders’ decision to vote May 6 Day 90 Regulatory approvals obtained and all other conditions satisfied May 10 Day 94 Scheme of Arrangement Meeting and shareholder vote May 20 Day 104 Court approval of scheme May 24 Day 108 Scheme of Arrangement complete and consideration paid to Aurora Approvals Regulatory (Australia Foreign Investment Review Board and Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), Australian Court, Shareholders At least 50% of shareholders required to vote at meeting and 75% of voting shareholders must approve Scheme of Arrangement under Australian law expected to take 108 days to complete 20 (1) Dates are approximate

James L. Bowzer President & Chief Executive Officer (587) 952-3000 W. Derek Aylesworth Chief Financial Officer (587) 952-3120 Brian Ector Vice President, Investor Relations (587) 952-3237 Suite 2800, Centennial Place 520 – 3rd Avenue S.W. Calgary, Alberta T2P 0R3 T: (587) 952-3000 1-800-524-5521 www.baytex.ab.ca Contact Information